UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File Number 1-3523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTAR ENERGY, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESTAR ENERGY, INC.
818 South Kansas Avenue
Topeka, Kansas 66612

Westar Energy, Inc. Employees' 401(k) Savings Plan
Employer ID No: 48-0290150
Plan Number: 004

Financial Statements as of December 31, 2011 and 2010,
and for the Year Ended December 31, 2011,
Supplemental Schedule as of December 31, 2011, and Report of Independent Registered Public Accounting Firm

All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Investment and Benefits Committee
of the Westar Energy, Inc. Employees' 401(k) Savings Plan
Topeka, Kansas

We have audited the accompanying statements of net assets available for benefits of the Westar Energy, Inc. Employees' 401(k) Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 15, 2012

WESTAR ENERGY, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

Participant-directed investments:
Mutual funds	$327,199,236	$334,932,162
Vanguard Retirement Savings Trust IV Fund	67,799,793	61,085,445
Westar Energy Common Stock Fund	32,009,394	29,849,252

Total Investments	427,008,423	425,866,859

Notes Receivable from Participants	10,099,420	9,981,052
Dividends receivable	354,769	369,258

Total Assets	437,462,612	436,217,169

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	437,462,612	436,217,169

Adjustment from fair value to contract value for fully benefit-responsive stable value fund (Note 2)	(3,139,563)	(2,405,429)

NET ASSESTS AVAILABLE FOR BENEFITS	$434,323,049	$433,811,740

See notes to the financial statements.

WESTAR ENERGY, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

Investment income:
Interest and dividend income	$11,466,813
Net depreciation in fair value of investments	(6,479,352)

Total Investment Income	4,987,461

Contributions:
Employer	7,235,620
Participant	18,279,784
Rollover	540,773

Total Contributions	26,056,177

Interest income on notes receivable from participants	501,123

Total Additions	31,544,761

Benefits paid to participants	30,857,233
Administrative expenses	176,219

Total Deductions	31,033,452

INCREASE IN NET ASSETS	511,309

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	433,811,740

End of Year	$434,323,049

See notes to the financial statements

WESTAR ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following description of the Westar Energy, Inc. (the "Company") Employees' 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's information.
General - The Plan is a defined contribution plan, designed to provide benefits for eligible employees of the Company upon retirement or earlier termination of employment. The Chief Executive Officer of the Company appoints an Investment and Benefits Committee consisting of at least five members to administer the Plan on behalf of the Company. Vanguard Fiduciary Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility - An employee becomes eligible to participate in the Plan as of the first day of the calendar month following commencement of active employment or re-employment and/or as specified within the Plan document. Participants are eligible for the Company matching contribution following the completion of one year of service, as defined by the Plan.
Contributions - Participants of the Plan may contribute between 1 to 50 percent of earnings as defined by the Plan. All employees who are eligible to make elective deferrals under the Plan and have attained age 50 are eligible to make catch-up contributions in accordance with the Plan document. In addition to or instead of pretax contributions, participants can elect to make Roth elective deferrals. Participants may also contribute amounts representing distributions from other qualified employee benefit plans. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds (including 12 target-date retirement funds), a common/collective trust fund and a Company stock fund as investment options for participants. Contributions up to the first 6 percent of a participant's earnings, as defined by the Plan, are matched 75 percent by the Company. The Company matching contribution may be made in either cash or in Company common stock, generally at the option of the Company. Participants are immediately vested in both their contributions and Company contributions and earnings thereon. Contributions are subject to certain limitations. Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage. These contributions are considered in determining matching employer contributions. Company matching contributions are suspended for a period of six months in the event that a participant withdrew money from their after-tax account and/or the Company match account. Company matching contributions are also suspended in the event a participant received a hardship withdrawal. The Plan does not allow additional contribution, transfer, or rollover of monies into the Company stock fund if the value of the participant's investment in the Company stock fund equals or exceeds 15 percent of the participant's account.
Payment of Benefits - Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant's beneficiaries in accordance with Plan terms.
Participant Accounts - A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and Plan expenses are made when such amounts are earned or incurred.

Participant Loans - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments including common stock, mutual funds, and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements. There is a concentration of investments in Company common stock and there is a possibility that changes in the value of Company common stock could occur and affect the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end. The Company's common stock fund is invested primarily in the common stock of the Company. A small portion of the fund may also be invested in short-term reserves such as money market investments to help accommodate daily transactions. The investment objective of this fund is to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. The Company's common stock fund is stated at fair value at its year-end unit closing price (comprised of year end market price plus uninvested cash). The investment in the common/collective trust fund (which is considered to be a stable value fund) has underlying investments in investment contracts and is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is the principal plus accrued interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The Vanguard Retirement Savings Trust IV Fund (the “Trust”) is a common/collective trust fund that is considered to be a stable value fund and provides for the collective investment of assets of tax-exempt pension and profit sharing plans. The Trust invests solely in the Vanguard Retirement Savings Trust (VRST) Master Trust. The VRST Master Trust seeks to provide participants with an attractive rate of interest and safety of principal. The expectation is that each unit of the VRST Master Trust will maintain a constant net asset value of $1. However, there is no assurance that this will be the case. The underlying investments of VRST Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals. The existence of certain conditions can limit the Trust's ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if issuers' consent is not obtained. In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. Plan management believes that the occurrence of events that would cause the trust to transact at less than contract value is not probable.

In accordance with GAAP, the statements of net assets available for benefits presents the stable value fund with underlying investments in investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.
Other than the fees discussed below under “Administrative Expenses”, all management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Unit Values - Individual participant accounts invested in the Company common stock fund and the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest, which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.
Company Common Stock Fund - Effective January 1, 2003, the portion of the Plan consisting of the Company stock fund is designated as a stock bonus plan within the meaning of Section 401(a) of the Internal Revenue Code (IRC) and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the IRC. Such portion of the Plan is referred to as the "ESOP". The ESOP was not implemented until September 18, 2003. The ESOP is designed to invest primarily in common stock of the Company or other qualifying employer securities as defined in Section 4975(e)(8) of the IRC. With respect to dividends paid on Company common stock allocated on the record date of the applicable dividend to a participant's account under the ESOP, the participant shall have the right to elect that either the dividend be paid directly in cash or be paid to the participant's account under the ESOP and invested in Company common stock in the Company stock fund. Dividends paid from the ESOP to participants were $198,238 in 2011 and $185,506 in 2010.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses - Effective October 29, 2010, the Company, as plan administrator, shall determine whether a particular plan expense is a settlor expense which the Company must pay, or is a non-settlor expense which may be paid by the Plan. The reasonable non-settlor expenses incident to the operation and administration of the Plan may be paid by the Plan. These expenses may include, but are not limited to, the compensation of personnel and advisors and the cost of compliance with the bonding requirements specified in ERISA. The Company shall determine whether it will pay any or all non-settlor reasonable Plan expenses or whether the Plan must bear the expense. The Company, at its discretion, may elect at any time, to pay part or all thereof directly but would have no continuing obligation to do so. Prior to October 29, 2010, all administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges and investment advisory fees for the Vanguard Managed Account program, which were paid by the participants utilizing those services. During the remainder of 2010 and in 2011, the affected Plan participants continued to pay for these investment advisory fees and loan administrative charges which are reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits.
New Accounting Standards -
ASU No. 2010-06, Fair Value Measurements and Disclosures: In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance in 2011 did not materially affect the Plan's financial statements.
ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements: In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. Plan management does not expect the adoption of this guidance to have a material impact on its financial statements.

3.	INVESTMENTS

The Plan's investments that represented 5 percent or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010

Vanguard Retirement Savings Trust IV Fund	$67,799,793	$61,085,445
Vanguard 500 Index Signal Fund	58,940,506	60,338,970
Vanguard Windsor Fund	44,597,239	51,824,960
Vanguard PRIMECAP Fund	44,483,626	51,521,542
Vanguard Total Bond Market Index Signal Fund	39,282,364	37,544,298
Vanguard Wellington Fund	34,273,071	34,681,881
Westar Energy Common Stock Fund	32,009,394	29,849,252
Vanguard Total International Stock Index Fund	25,862,856	31,671,171

During the year ended December 31, 2011 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(10,580,494)
Westar Energy Common Stock (1)	4,101,142

Net depreciation in fair value of investments	$(6,479,352)

(1) Represents a party in-interest to the Plan.

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques - Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2.
The Company's common stock fund is stated at fair value at its year-end unit closing price (comprised of year end market price plus uninvested cash). The Company's common stock fund is categorized as Level 2.
Shares of mutual funds held are categorized as Level 1. They are valued at quoted market prices that represent the net asset value of shares held at Plan year-end.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

December 31, 2011	Level 1	Level 2	Level 3	2011 Total
Mutual funds:
Domestic stock funds	$182,592,200	$—	$—	$182,592,200
Balanced funds	61,158,126	—	—	61,158,126
International stock fund	25,862,856	—	—	25,862,856
Fixed income funds	57,586,054	—	—	57,586,054

Total mutual funds	327,199,236	—	—	327,199,236

Westar Energy Common Stock Fund	—	32,009,394	—	32,009,394

Common/Collective trust	—	67,799,793	—	67,799,793

Total	$327,199,236	$99,809,187	$—	$427,008,423

December 31, 2010	Level 1	Level 2	Level 3	2010 Total
Mutual funds:
Domestic stock funds	$198,490,286	$—	$—	$198,490,286
Balanced funds	49,888,133	—	—	49,888,133
International stock fund	31,671,171	—	—	31,671,171
Fixed income funds	54,882,572	—	—	54,882,572

Total mutual funds	334,932,162	—	—	334,932,162

Westar Energy Common Stock Fund	—	29,849,252	—	29,849,252

Common/Collective trust	—	61,085,445	—	61,085,445

Total	$334,932,162	$90,934,697	$—	$425,866,859

For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 9, 2004, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has submitted to the IRS an application for a new determination letter and a letter of receipt of the application from the IRS dated December 7, 2010 was received. However, a new determination letter has not been received. The Plan has been amended since receiving the latest determination letter and the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes is included in these financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a common/collective trust fund managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is also the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Also, the Company common stock fund includes transactions that also qualify as party-in-interest transactions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the GAAP financial statements to amounts reflected in the Form 5500 as of December 31, 2011 and 2010.

	2011	2010
Net assets available for benefits per the financial statements	$434,323,049	$433,811,740
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	3,139,563	2,405,429
Less deemed distributions	(7,197)	(7,197)

Net assets per the Form 5500	$437,455,415	$436,209,972

The following is a reconciliation of the increase in net assets per the financial statements to amounts reflected in the Form 5500 for the year ended December 31, 2011.

2011

Increase in net assets per the financial statements	$511,309
Change in fair market value for fully benefit-responsive stable value fund	734,134

Increase in net assets per the Form 5500	$1,245,443

9.	SUBSEQUENT EVENTS

Effective January 1, 2012 the Plan was amended to exclude certain part-time and temporary employees hired on or after January 1, 2012, including rescue personnel, interns, temporary employees, leased employees and reclassified employees.

Effective March 1, 2012, the Plan automatically enrolls new, eligible union and non-union employees. Each employee who becomes an eligible employee with respect to the Plan on or after March 1, 2012 shall be given written notice as soon as practicable that, unless he or she makes a contrary affirmative election, such employee shall automatically start making a pre-tax elective deferral equal to six percent of compensation paid as defined under the Plan. An automatic deferral made under this provision shall be invested in the Plan's default fund, which is the applicable Vanguard Target Retirement Fund, unless the participant makes a different investment election.

*****

SUPPLEMENTAL SCHEDULE

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN
Employer ID No: 48-0290150
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2011

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares/Units	Cost	Current Value

*	Vanguard 500 Index Signal Fund	Mutual Fund	616,210	**	$58,940,506
*	Vanguard Windsor Fund	Mutual Fund	3,492,344	**	44,597,239
*	Vanguard PRIMECAP Fund	Mutual Fund	720,499	**	44,483,626
*	Vanguard Total Bond Market Index Signal Fund	Mutual Fund	3,571,124	**	39,282,364
*	Vanguard Wellington Fund	Mutual Fund	1,093,589	**	34,273,071
*	Vanguard Total International Stock Index Fund	Mutual Fund	1,980,311	**	25,862,856
*	Vanguard Mid-Cap Index Signal Fund	Mutual Fund	755,431	**	21,250,263
*	Vanguard Prime Money Market Fund	Mutual Fund	18,303,690	**	18,303,690
*	Vanguard Small-Cap Index Fund	Mutual Fund	399,058	**	13,320,566
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	699,266	**	8,600,977
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	288,712	**	6,262,159
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	307,254	**	3,770,006
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	84,743	**	1,900,789
*	Vanguard Target Retirement Income Fund	Mutual Fund	118,915	**	1,371,088
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	69,647	**	871,287
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	56,331	**	1,178,452
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	56,395	**	1,156,088
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	48,731	**	583,796
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	43,305	**	557,333
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	29,008	**	592,060
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	1,876	**	41,020

	Total Mutual Funds				327,199,236

*	Vanguard Retirement Savings Trust Fund	Common/Collective Trust Fund	64,660,230	**	67,799,793
*	Westar Energy Common Stock Fund	Company Stock Fund	2,069,127	**	32,009,394
*	Various Participants	Participant Loans (maturing through 2041 at interest rates of 4.25% - 14.00%)		**	10,099,420
					$437,107,843
*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Energy, Inc. Employees' 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY, INC.

By:

Signature	Title	Date

/s/ Anthony D. Somma	Chairman	June 15, 2012
Anthony D. Somma

/s/ Greg A. Greenwood	Member	June 15, 2012
Greg A. Greenwood

/s/ Bruce A. Akin	Member	June 15, 2012
Bruce A. Akin

/s/ Kelly B. Harrison	Member	June 15, 2012
Kelly B. Harrison

/s/ Jerl L. Banning	Member	June 15, 2012
Jerl L. Banning